DOUBLE EAGLE HOLDINGS, LTD.
20900 N.E. 30th Avenue, Eighth Floor
Aventura, Florida  33180

November 23, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 “F” Street, N.E.
Washington, DC  20549-3629

Attention:	Jerard T. Gibson, Attorney-Advisor Angela McHale, Attorney-Advisor

	Re:	Double Eagle Holdings, Ltd. (the “Company”) Preliminary Information Statement on Schedule 14C Filed November 8, 2011

Re: File No. 000-22991

Dear Mr. Gibson and Ms. McHale:

In response to the Staff’s letter of November 22, 2011, the Company hereby files an amended Preliminary Information Statement on Schedule 14C which, in response to the Staff’s comment, adds the information required by Item 8 of Schedule 14A commencing on page 18 of the amended Preliminary Information Statement.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly confirm that the Staff has no further comments with respect to the Information Statement by contacting the undersigned at (305) 400-1352 or our securities counsel, Dale S. Bergman of Roetzel & Andress at (954) 759-2721.

Sincerely, DOUBLE EAGLE HOLDINGS, LTD.

By:	/s/ Adam Adler
Adam Adler, Chief Executive Officer